Exhibit 99(a)
                          PRESS RELEASE





FOR IMMEDIATE RELEASE
THURSDAY
MARCH 13, 1997

CONTACT PERSON:         STACY DUCKETT, VICE PRESIDENT
                        CORPORATION COMMUNICATIONS
                        (501) 688-8229

                 TCBY REPORTS IMPROVED OPERATING
                     RESULTS FOR FIRST QUARTER

LITTLE ROCK, AR - Thursday (March 13) - TCBY ENTERPRISES, INC. (NYSE:TBY) today announced improved operating results for the first quarter of 1997. Net income increased to $251,651, or $.01 per share, from a net loss of $(504,677), or $(.02) per share, in 1996. These results represent the best first quarter performance experienced by the Company since 1990.

Sales and franchising revenues were $18,471,699 as compared to $17,277,653 for the same period last year. While this represents a seven percent improvement in revenues, the increase in sales and franchising revenues excluding Company-owned units (which were franchised or closed during
1996) is 15 percent. The increase in sales and franchising revenues is primarily attributable to improvements in sales at Americana Foods and Riverport Equipment and Distribution Company (Riverport) and increased international franchisee fees. Americana Foods and Riverport benefited from the Company's continued growth in co-branded locations.

As of March 2, 1997, there were 2,718 "TCBY"(Registered) locations and 7 Juice Works(Registered) locations open, as well as several thousand retail points-of-sale for "TCBY"(Registered) products worldwide. In addition, there were 314 "TCBY"(Registered) locations and 13 Juice Works(Registered) locations under agreement for development. Most of the "TCBY"(Registered) locations under development will be co-branded location with other food or petroleum operations. The first Juice Works(Registered) airport locations will open in the San Diego and Chicago O'Hare airports in the coming months.

The Company introduced its 1997 Marketing programs at its International Franchise Conference held earlier this week. The 1997 plans include national television, radio, and newspaper advertising which will highlight new products and product promotions. The conference also afforded TCBY franchisees the opportunity to review co-branding opportunities, preview new products, and attend break out sessions addressing various areas of interest to assist in their unit operations. The conference was attended by franchisees from across the United States, including several co-branding partners. In addition, over 30 countries were represented by the international franchisees in attendance.

The Company's expansion worldwide continued during the first quarter. Several new development agreements were signed including those for Argentina, Finland, and Turkey. Co-branding continues to extend to international markets as locations were recently opened in conjunction with Hyatt Regency in Aruba and Texaco in Jamaica.

"We are pleased with the first quarter results," said  Frank
D. Hickingbotham, Chairman and Chief Executive Officer. "The opportunities for continued growth and improvements are numerous for our Company. We remain focused on improving sales and overall profitability through expanded distribution of our products worldwide."

A key objective of the Company continues to be the enhancement of shareholder value. As such, the Company has announced that its executive management team will only receive their full incentive bonus if the Company attains earnings per share of $.34 in 1997, which approximates a 30 percent increase over 1996. The Company expects revenues from food products and equipment sales to increase over 1996 due to continued expansion of co-branded locations and other manufacturing opportunities. Sales will be reduced somewhat by the franchising of Company-owned units during 1996, as noted above. Management will continue to evaluate operating costs for efficiencies. These forward-looking statements are based on certain assumptions regarding the economy, unit openings and closings, sales volumes per unit and other manufacturing opportunities. Should the Company's performance differ materially from the assumptions regarding these areas, actual results could vary significantly from the performance noted in the forward looking statements.

The Board of Directors  of the Company  has declared a  $.05 per share cash dividend. This dividend is payable April 10, 1997 to stockholders of record as of March 27, 1997.

In December, 1995, the Company announced the authorization by its Board of Directors to purchase up to three million shares of its outstanding common stock. To date, the Company has purchased over 1.3 million shares under this authorization. Purchases have been made utilizing the Company's cash from operations.

TCBY Enterprises, Inc., through subsidiary companies, manufactures and sells soft serve frozen yogurt, hardpack frozen yogurt, hardpack ice cream, and frozen novelty products, and markets foodservice equipment. The Company is the world's largest manufacturer-franchisor of frozen yogurt. The Company, through subsidiaries, develops locations and products under the "TCBY"(Registered) and Juice Works(Registered) brands.



                      TCBY Enterprises, Inc.
                   Selected Financial Highlights
             (In Thousands, Except Per Share Amounts)
                            (Unaudited)


                                              Quarter Ended
                                        March 2,     February 29,
                                         1997           1996
Operating Results
Sales & Franchising Revenues            $18,472        $ 17,278
Net Income (Loss)                       $   252        $   (505)
Net Income (Loss) Per Share             $   .01        $   (.02)
Average Shares Outstanding               24,472          25,564
Dividends Paid Per Share                $   .05        $    .05

                                        March 2       November 30
                                          1997           1996
Financial Position
Current Assets                          $ 44,555       $ 44,706
Current Liabilities                     $ 11,979       $ 10,777
Property, Plant & Equipment, Net        $ 42,483       $ 43,339
Total Assets                            $100,810       $102,468
Long-term Debt, less current portion    $  8,677       $  9,469
Stockholders' Equity                    $ 77,154       $ 79,220



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